As filed with the U.S. Securities and Exchange Commission on May 6, 2010

File No. 333-161763

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

Pre-Effective Amendment No.    [   ]

Post-Effective Amendment No.  1

JOHN HANCOCK JOHN HANCOCK INVESTMENT TRUST II

(Exact Name of Registrant as Specified in Charter)

601 Congress Street

Boston, Massachusetts 02110

(Address of Principal Executive Offices)

(617) 663-2999

(Registrant’s Area Code and Telephone Number)

Thomas M. Kinzler 601 Congress Street Boston, Massachusetts 02110 (Name and Address of Agent for Service)	With copies to: Mark P. Goshko, Esq. K&L Gates LLP One Lincoln Street Boston, Massachusetts 02111

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 485(b).

Title of Securities Being Registered:  Shares of beneficial interest of John Hancock Small Cap Equity Fund, a series of the Registrant.

No filing fee is required because Registrant has previously registered an indefinite number of its shares under the Securities Act of 1933, as amended, pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.  No filing fee is due because of reliance on Section 24(f).

JOHN HANCOCK INVESTMENT TRUST II

(“Registrant”)

CONTENTS OF REGISTRATION STATEMENT

This Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the Registration Statement of the Registrant on Form N-14 (the “Registration Statement”) contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Part A — Joint Proxy Statement/Prospectus of Registrant – Incorporated by reference into this Post-Effective Amendment from the filing with the Securities and Exchange Commission of Part A of the Registrant’s Registration Statement pursuant to Rule 497 filed on October 9, 2009, SEC Accession No. 0000950123-09-049458.

Part B — Statement of Additional Information of Registrant – Incorporated by reference into this Post-Effective Amendment from the filing with the Securities and Exchange Commission of Part B of the Registrant’s Registration Statement pursuant to Rule 497 filed on October 9, 2009, SEC Accession No. 0000950123-09-049458.

Part C — Other Information

Signature Page

Exhibit Index

The sole purpose of this Post-Effective Amendment is to file as exhibits the: (i) opinion and consent of counsel supporting the tax matters and consequences to shareholders of the reorganization described in the Registrant’s Registration Statement on Form N-14, as required by Item 16(12) of Form N-14; and (ii) executed Agreement and Plan of Reorganization, as required by Item 16(4) of Form N-14.

PART C

OTHER INFORMATION

ITEM 15.        INDEMNIFICATION

No change from the information set forth in Item 28 of the most recently filed Registration Statement of John Hancock Investment Trust II (“Registrant”) on Form N-1A under the Securities Exchange Act of 1933, as amended, and the Investment Company Act of 1940, as amended, (File Nos. 811-03999 and 002-90305) as filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2010 (Accession No. 0000950123-10-016503), which information is incorporated herein by reference.

ITEM 16.        EXHIBITS

Exhibit No.	Exhibit Description	Note
(1)(a)	Amended and Restated Declaration of Trust dated March 8, 2005 (the “Declaration”).	(1)
(1)(b)	Amendment dated June 24, 2005 to the Declaration.	(2)
(2)(a)	Amended and Restated By-Laws dated March 8, 2005 (the “By-Laws”).	(2)
(2)(b)	Amendment dated March 11, 2008 to the By-Laws.	(3)
(2)(c)	Amendment dated June 9, 2009 to the By-Laws.	(8)
(3)	Not applicable.
(4)	Executed Agreement and Plan of Reorganization dated January 14, 2010.	(#)
(5)	Instruments Defining Rights of Security Holders, see Exhibits (1) and (2).
(6)(a)	Advisory Agreement dated July 1, 2009 between Registrant and John Hancock Advisers, LLC (“JHA”).	(8)
(6)(b)	Subadvisory Agreement dated December 31, 2005 among Registrant, JHA and MFC Global Investment Management (U.S.), LLC (“MFC Global (U.S.)”).	(1)
(7)(a)	Distribution Agreement dated November 13, 1996 between John Hancock Funds, Inc. and Registrant (the “Distribution Agreement”).	(4)

_____________________________

1 Incorporated by reference to an exhibit filed with post-effective amendment no. 57 to Registrant’s Registration Statement on Form N-1A (File Nos. 811-03999 and 002-90305), as filed with the SEC on March 1, 2006 (Accession No. 0001010521-06-000153).

2 Incorporated by reference to an exhibit filed with post-effective amendment no. 58 to Registrant’s Registration Statement on Form N-1A (File Nos. 811-03999 and 002-90305), as filed with the SEC on February 27, 2007 (Accession No. 0001010521-07-000204).

3 Incorporated by reference to an exhibit filed with post-effective amendment no. 60 to Registrant’s Registration Statement on Form N-1A (File Nos. 811-03999 and 002-90305), as filed with the SEC on February 26, 2009 (Accession No. 0000950135-09-001291).

(7)(b)	Amendment dated October 31, 1998 to the Distribution Agreement.	(8)
(8)	Not applicable.
(9)	Custody Agreement dated September 10, 2008 between Registrant and State Street Bank & Trust Co.	(3)
(10)(a)	Distribution Plans Pursuant to Rule 12b-1 dated July 1, 2009 for Class A and Class B shares of Registrant.	(8)
(10)(b)	Distribution Plan dated October 31, 1998 for Class C shares of Registrant.	(5)
(11)	Opinion and Consent of Counsel.	(8)
(12)	Opinion as to Tax Matters and Consent.	(#)
(13)(a)	Master Transfer Agency and Service Agreement dated June 1, 2007 between Registrant and John Hancock Signature Services, Inc. (the “Transfer Agency Agreement”).	(3)
(13)(b)	Amendment dated June 1, 2008 to the Transfer Agency Agreement.	(3)
(13)(c)	Service Agreement dated July 1, 2009 between JHA and Registrant.	(8)
(13)(d)	Multiple Class Plan pursuant to Rule 18f-3.	(6)
(13)(e)	Expense Limitation Agreement.	(7)
(14)	Consent of Independent Registered Public Accounting Firm.	(8)
(15)	Not applicable.
(16)	Power of Attorney.	(8)
(17)(a)	John Hancock Code of Ethics dated January 1, 2008, as revised January 1, 2010.	(7)
(17)(b)	Code of Ethics for MFC Global (U.S.) dated March 1, 2008, as revised January 1, 2010.	(7)
(17)(c)	Form of Proxy Card.	(8)

_____________________________________________________________________________

4 Incorporated by reference to an exhibit filed with post-effective amendment no. 37 to Registrant’s Registration Statement on Form N-1A (File Nos. 811-03999 and 002-90305), as filed with the SEC on February 26, 1997 (Accession No. 0001010521-97-000224).

5 Incorporated by reference to an exhibit filed with post-effective amendment no. 50 to Registrant’s Registration Statement on Form N-1A (File Nos. 811-03999 and 002-90305), as filed with the SEC on December 27, 2001 (Accession No. 0001010521-01-500300).

6 Incorporated by reference to an exhibit filed with post-effective amendment no. 61 to Registrant’s Registration Statement on Form N-1A (File Nos. 811-03999 and 002-90305), as filed with the SEC on December 17, 2009 (Accession No. 0000950123-10-071522).

7 Incorporated by reference to an exhibit filed with post-effective amendment no. 62 to Registrant’s Registration Statement on Form N-1A (File Nos. 811-03999 and 002-90305), as filed with the SEC on February 24, 2010 (Accession No. 0000950123-10-016503).

8 Incorporated by reference to an exhibit filed with the Registrant’s Registration Statement on Form N-14 (File Nos. 333-161763 and 002-90305), as filed with the SEC on September 4, 2009 (Accession No. 0000950123-09-041348).

# Filed herewith.

Item 17.          Undertakings.

(1)        The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended (the “1933 Act”), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)        The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

NOTICE

A copy of the Amended and Restated Declaration of Trust of John Hancock Investment Trust II is on file with the Secretary of State of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Registrant.

SIGNATURES

As required by the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed on behalf of the Registrant, in the City of Boston and The Commonwealth of Massachusetts on the 6th day of May, 2010.

JOHN HANCOCK INVESTMENT TRUST II

By:          /s/Keith F. Hartstein

                Keith F. Hartstein

President and Chief Executive Officer

As required by the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/Keith F. Hartstein Keith F. Hartstein	President and Chief Executive Officer	May 6, 2010
/s/Charles A. Rizzo Charles A. Rizzo	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 6, 2010
/s/James R. Boyle* James R. Boyle	Trustee	May 6, 2010
/s/James F. Carlin* James F. Carlin	Trustee	May 6, 2010
/s/William H. Cunningham* William H. Cunningham	Trustee	May 6, 2010
/s/Deborah C. Jackson* Deborah C. Jackson	Trustee	May 6, 2010
/s/Charles L. Ladner* Charles L. Ladner	Trustee	May 6, 2010
/s/Stanley Martin* Stanley Martin	Trustee	May 6, 2010
/s/John A. Moore* John A. Moore	Trustee	May 6, 2010
/s/Patti McGill Peterson* Patti McGill Peterson	Trustee	May 6, 2010
/s/Steven R. Pruchansky* Steven R. Pruchansky	Trustee	May 6, 2010
/s/Gregory A. Russo* Gregory A. Russo	Trustee	May 6, 2010
/s/John G. Vrysen* John G. Vrysen	Trustee	May 6, 2010
*By: Power of Attorney
By: /s/Nicholas J. Kolokithas Nicholas J. Kolokithas		May 6, 2010
Attorney-in-Fact
Pursuant to Power of Attorney filed with the Registrant’s Registration Statement on Form N-14 as filed with the Securities and Exchange Commission on September 4, 2009

EXHIBIT INDEX

Exhibit No.	Description
(4)	Executed Agreement and Plan of Reorganization dated January 14, 2010.
(12)	Opinion as to Tax Matters and Consent.